Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

April 24, 2018

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP Loomis Sayles Global Growth Fund (the “Loomis Fund”)
LVIP SSGA Short-Term Bond Index Fund (the “SSGA Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement amendment filed on January 4, 2018 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Where no specific Fund is referenced, the comment applies to the prospectus for each Fund.

1)	For the Loomis Fund, where its investment objective uses the term “superior,” consider using more precise language.
A.	We believe that the Fund’s investment objective is sufficiently precise.
2)	For the Loomis Fund, consider stating the Fund’s benchmark index in the objective.
A.	We respectfully decline to state the benchmark index in the Fund’s objective. Inclusion of the index’s name in the Fund’s objective would potentially require, among other things, an additional license from the provider of the index.
3)	For the Loomis Fund, confirm the risk disclosure is tailored to the specific derivatives strategies of the Fund.
A.	The risk disclosure is tailored to the specific strategies of the Fund. The strategy disclosure lists the specific types of derivatives that the Fund may use. The risk disclosure discloses the risks of investments in such derivatives.
4)	For the Loomis Fund, provide further information in response to Form N-1A Item 9 than is included in the response to Item 4.
A.	The Fund’s intention is for its disclosure to closely match the language in the prospectus for a retail fund managed by the same subadviser and with a

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

substantially similar strategy. That fund’s prospectus includes the same level of detail in each section of the prospectus. Accordingly, we have determined to retain the existing disclosure.
5)	For the SSGA Fund, name the index in the investment objective.
A.	We respectfully decline to state the benchmark index in the Fund’s objective. Inclusion of the index’s name in the Fund’s objective would potentially require, among other things, an additional license from the provider of the index.
6)	For the SSGA Fund, confirm that the derivatives investments will count toward its policy of investing at least 80% of its total assets in the securities comprising the Index.
A.	Derivatives investments will count toward the 80% policy.
7)	For the SSGA Fund, in the discussion of Fund investment strategies, define what “face value” means.
A.	The following text has been added:

(A bond’s face value means the amount to be paid to the holder at maturity.)

8)	For the SSGA Fund, consider whether utility sector risk and industrials sector risk are appropriate.
A.	The risk disclosure relating to the utility sector has been removed. The remaining sector disclosures are appropriate.
9)	For the SSGA Fund, provide detail on the composition, weightings, components, and methodology of the index.
A.	This detail is included in the paragraph beginning “The Index is designed to measure the performance of the short-term U.S. corporate bond market. The Index includes…”
10)	For the SSGA Fund, consider disclosing concentration risk as a separate risk.
A.	The requested revision has been made.
11)	For the SSGA Fund, Add tracking error/correlation risk
A.	The requested revision has been made.
12)	For the SSGA Fund, consider including the summary prospectus the list of market segments currently in the full risk disclosures.
A.	The summary section includes the specific market segments to which the Fund may have exposure. The risk disclosure has been revised to reflect only the relevant sectors.
13)	For the SSGA Fund, update information on the subadviser’s assets under management.
A.	The requested revision has been made.
14)	Carry all comments through to all sections of prospectuses, as applicable.
A.	The requested revision has been made.
15)	In the statement of additional information, update all data to a more recent date as required by Form N-1A.
A.	The requested revision has been made.
16)	In the statement of additional information, under “Control Persons and Principal Holders of Securities,” explain the process known as echo voting and disclose that a minority of contract owners may determine what proposal passes.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

A.	The following underlined disclosure has been added:

However, an insurance company would exercise voting rights attributable to any shares of each Fund that it owns (directly or indirectly) in accordance with, and in proportion to, voting instructions received by owners of the Variable Contracts. A small number of Contract Holders could therefore determine whether Fund proposals are approved.

… The funds of funds generally will vote their shares of underlying funds in the same proportion as the vote of all of the other holders of the underlying fund’s shares, a technique known as “echo voting.”

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Senior Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Julie Vossler

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